UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458738101

(CUSIP Number)

Jonathan S. Groat

Delta Dental Plan of Michigan, Inc.

4100 Okemos Road

Okemos, MI 48864

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101

1.	Name of Reporting Person. Delta Dental Plan of Michigan, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,928,961
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,928,961
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,928,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 122,448,707 shares of Interleukin Genetics, Inc.’s (the “Issuer”) common stock, par value $0.001 per share (“Common Stock”) outstanding on March 8, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2014.

Explanatory Note

This statement constitutes Amendment No. 2 to the Schedule 13D filed by Delta Dental Plan of Michigan, Inc. (“DDMI”) on July 9, 2012 and amended by Amendment No. 1 filed by DDMI on May 28, 2013 (“Amendment No. 1”), related to the common stock, par value $0.001 per share (the “Common Stock”) of Interleukin Genetics, Inc. (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

As disclosed in Amendment No. 1, on May 17, 2013, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “Purchasers”), pursuant to which the Issuer sold securities to the Purchasers in a private placement transaction (the “Offering”). Under the terms of the Purchase Agreement, following the Offering, DDMI had the right to designate one representative to be nominated for election to the Issuer’s Board of Directors (the “Board”). DDMI designated Goran Jurkovic to be nominated for election to the Board, and Mr. Jurkovic was appointed to the Board following the Offering.

On March 25, 2014, Mr. Jurkovic submitted a letter of resignation (the “Resignation Letter”) to the Issuer, resigning as a member of the Board and as a member of each of the committees of the Board on which he served, effective immediately. In addition, pursuant to a waiver dated March 25, 2014 (the “Waiver”), DDMI forever abandoned and waived its right under the Purchase Agreement to designate a representative to be nominated for election to the Board and to replace any such designated Board member in the event such Board member ceases to serve as a director for any reason. Accordingly, and as a result of such resignation and waiver, on March 31, 2014, the Issuer, DDMI, certain Purchasers and Pyxis Innovations, Inc. (“Pyxis”) entered into the First Amendment to the Common Stock Purchase Agreement (the “Purchase Agreement Amendment”) to delete the provisions of the Purchase Agreement related to DDMI’s right to designate a representative to be nominated for election to the Board. The Resignation Letter, Waiver and Purchase Agreement Amendment are attached as Exhibits 99.6, 99.7 and 99.8, respectively, and are incorporated by reference into this Item 4.

The following paragraphs discuss the plans and proposals of DDMI which relate to or result in the matters enumerated in Item 4 of this Schedule 13D as of the date of this filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

(d) As set forth above, under the terms of the Purchase Agreement, following the Offering, DDMI had the right to designate one representative to be nominated for election to the Board and designated Mr. Jurkovic to serve as a director. As a result of Mr. Jurkovic’s resignation from the Board tendered on March 25, 2014, DDMI’s waiver of its right to designate a representative to be nominated for election to the Board dated March 25, 2014 and the subsequent Purchase Agreement Amendment dated March 31, 2014, DDMI no longer has any right to designate a representative to be nominated for election to the Board or to replace any such designated Board member in the event such Board member ceases to serve as a director for any reason.

(g) See the response above in the introduction and subparagraph (d) of this Item 4. Reference is also made to Exhibits 99.6, 99.7 and 99.8 attached hereto, which are incorporated by reference into this Item 4.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a)	DDMI beneficially owns 10,928,961 shares of the Issuer’s Common Stock, which is 8.9% of the Issuer’s outstanding Common Stock.

(b)	DDMI has sole voting and dispositive power over 10,928,961 shares of Common Stock and no shared voting or dispositive power over any shares of Common Stock.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6 is hereby amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See the response under Item 4 above. The Waiver and the Purchase Agreement Amendment are attached hereto as Exhibits 99.7 and 99.8, respectively, and are incorporated by reference into this Item 6.

Item 7 is hereby amended to add the following exhibits:

Item 7. Material to Be Filed as Exhibits

99.6	Letter of Resignation, dated March 25, 2014, tendered by Goran Jurkovic to the Issuer.

99.7	Waiver dated March 25, 2014, given to the Issuer by DDMI.

99.8	First Amendment to the Common Stock Purchase Agreement, dated March 31, 2014, by and among the Issuer, DDMI, Pyxis and certain Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2014	Delta Dental Plan of Michigan, Inc., a Michigan nonprofit corporation

	By:	/s/ Jonathan S. Groat
	Name:	Jonathan S. Groat
	Title:	Vice President and General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).